UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(RULE 13D - 101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
(Amendment No. 2)*

INDUS Realty Trust, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

45580R103

(CUSIP Number)
Scott Luftglass
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza, New York, New York 10004
(212) 859-8000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 8, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45580R103	Page 2

1	NAMES OF REPORTING PERSONS
Conversant Capital LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,049,088 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
1,049,088 (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,049,088 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.6% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

(1)	Excludes 504,590 shares of Common Stock issuable upon the exercise of the Warrant in accordance with the Ownership Limitation. See Item 5(a).
(2)	Calculated in accordance with the Ownership Limitation based on CM Change Industrial LP’s exercise of the Warrant. See Item 5(a).

CUSIP No. 45580R103	Page 3

1	NAMES OF REPORTING PERSONS
Conversant GP Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,049,088 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,049,088 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,049,088 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.6% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Excludes 504,590 shares of Common Stock issuable upon the exercise of the Warrant in accordance with the Ownership Limitation. See Item 5(a).
(2)	Calculated in accordance with the Ownership Limitation based on CM Change Industrial LP’s exercise of the Warrant. See Item 5(a).

CUSIP No. 45580R103	Page 4

1	NAMES OF REPORTING PERSONS
CM Change Industrial LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
515,755 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
515,755 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
515,755 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.2% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)	Excludes 504,590 shares of Common Stock issuable upon the exercise of the Warrant in accordance with the Ownership Limitation. See Item 5(a).
(2)	Calculated in accordance with the Ownership Limitation based on CM Change Industrial LP’s exercise of the Warrant. See Item 5(a).

CUSIP No. 45580R103	Page 5

1	NAMES OF REPORTING PERSONS
CM Change Industrial II LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
533,333

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
533,333

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
533,333

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 45580R103	Page 6

1	NAMES OF REPORTING PERSONS
SCHF (GPE), LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Excludes 504,590 shares of Common Stock issuable upon the exercise of the Warrant in accordance with the Ownership Limitation. See Item 5(a).
(2)	Calculated in accordance with the Ownership Limitation based on CM Change Industrial LP’s exercise of the Warrant. See Item 5(a).

CUSIP No. 45580R103	Page 7

1	NAMES OF REPORTING PERSONS
Michael Simanovsky

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,049,088 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,049,088 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,049,088 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.6% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	Excludes 504,590 shares of Common Stock issuable upon the exercise of the Warrant in accordance with the Ownership Limitation. See Item 5(a).
(2)	Calculated in accordance with the Ownership Limitation based on CM Change Industrial LP’s exercise of the Warrant. See Item 5(a).

This amendment (this “Amendment No. 2”) further amends the Schedule 13D filed by the Reporting Persons on September 3, 2020 (the “Original Schedule 13D”) with respect to the Common Stock, par value $0.01 (the “Common Stock” or “Shares”) of INDUS Realty Trust, Inc. (formerly Griffin Industrial Realty, Inc.) (the “Issuer”), as previously amended on March 5, 2021 (“Amendment No. 1”). Capitalized terms used herein but not defined herein shall have the respective meanings defined in the Original Schedule 13D as previously amended. The Original Schedule 13D, as previously amended, is amended only as specifically set forth herein, provided that with respect to any Item amended herein, if such Item is incorporated by reference into any other Item in the Original Schedule 13D as previously amended, such incorporation by reference is also amended hereby.
Item 3. Source and Amount of Funds or Other Consideration.
Item 3 is hereby amended by the addition of the following:
The purchase of Shares described in Item 4 of Amendment No. 2 was made using an aggregate amount of approximately $13,200,000 from the purchaser’s working capital.
Item 4. Purpose of Transaction.
Item 4 is hereby amended by the addition of the following:
On October 8, 2021, CM Change II purchased 200,000 Shares in an offering by the Issuer. The foregoing description of the offering is qualified in its entirety by the Issuer’s Prospectus Supplement on Form 424(b)(5), filed with the Securities Exchange Commission on October 7, 2021.
Item 5. Interest in Securities of the Issuer.
Item 5(a) is hereby amended and restated to read as follows:
(a) As of the date hereof, each of Conversant Capital, Conversant GP and Mr. Simanovsky collectively may be deemed to beneficially own 1,049,088 shares of Common Stock, which excludes 504,590 shares of Common Stock issuable upon the exercise of the Warrant held by CM Change, as indicated in the footnotes on the respective cover pages for such Reporting Persons. CM Change may be deemed to beneficially own 515,755 shares of Common Stock, which excludes 504,590 shares of Common Stock issuable upon exercise of the Warrant held by CM Change, as indicated in the footnotes on the cover page for CM Change. CM Change II may be deemed to beneficially own 533,333 shares of Common Stock. SCHF, due to its role as the general partner of SCHF PV, may be deemed to beneficially own 0 shares of Common Stock, excluding 504,590 shares of Common Stock issuable upon the exercise of the Warrant held by CM Change, as indicated in the footnotes on the cover page for SCHF. The filing of this Schedule 13D shall not be construed as an admission that either SCHF or SCHF PV is the beneficial owner of any Shares included herein for the purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended. The aggregate percentage of Common Stock reported owned by the Reporting Persons is based upon 9,880,723 shares of Common Stock outstanding (excluding the number of shares issuable if the underwriters exercise their option to purchase additional shares in full) upon completion of the offering described in the Issuer’s Prospectus Supplement on Form 424(b)(5), filed with the Securities Exchange Commission on October 7, 2021.
The Warrant contains restrictions on exercise such that it may not be exercised if the number of shares of Common Stock to be issued pursuant to such exercise or conversion would result in the holder beneficially owning (as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules thereunder (“Section 13(d)”)) in excess of 9.90% of all of the Common Stock outstanding at such time (the “Ownership Limitation”). Each of the Reporting Persons (other than CM Change II) disclaims beneficial ownership of any and all shares of Common Stock issuable upon the exercise of the Warrant to the extent that such exercise would cause aggregate beneficial ownership of CM Change or its affiliates to exceed or remain above the Ownership Limitation.
Item 5(b) is hereby amended and restated to read as follows:
(b) As of the date hereof, CM Change beneficially owned 515,755 issued and outstanding Shares, and none of the Shares issuable upon exercise of the Warrant, constituting approximately 5.2% of the outstanding Common Stock, and CM Change II beneficially owned 533,333 issued and outstanding Shares, constituting approximately 5.4% of the outstanding Common Stock. As of the date hereof, SCHF beneficially owned 0 issued and outstanding Shares, constituting 0% of the outstanding Common Stock. Conversant GP, Conversant Capital, and Mr. Simanovsky may be deemed to beneficially own the Shares owned directly by CM Change and CM Change II. Conversant Capital, Conversant GP and Mr. Simanovsky have shared voting and dispositive power over the Shares directly held by CM Change and CM Change II and the Warrant. SCHF, due to its role as the general partner of SCHF PV, shares dispositive power over the Warrant with CM Change.
Item 5(c) is hereby amended to add the following:
Except as described in Item 4 of this Amendment No. 2, as of the date of this Amendment No. 2 the Reporting Persons have not entered into any transactions in the Common Stock during the past sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer. Item 6 is hereby amended by the addition of the following:

On October 8, 2021, CM Change II purchased 200,000 Shares in an offering by the Issuer, as described in Item 4 of Amendment No. 2

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  October 12, 2021

CONVERSANT CAPITAL LLC
By:	/s/ Michael Simanovsky
	Name:	Michael Simanovsky
	Title:	Managing Member

CONVERSANT GP HOLDINGS LLC
By:	/s/ Michael Simanovsky
	Name:	Michael Simanovsky
	Title:	Managing Member

CM CHANGE INDUSTRIAL LP
By:	/s/ Michael Simanovsky
	Name:	Michael Simanovsky
	Title:	Managing Member

CM CHANGE INDUSTRIAL II LP By: Conversant GP Holdings LLC, its general partner
By:	/s/ Michael Simanovsky
	Name:	Michael Simanovsky
	Title:	Managing Member

SCHF (GPE), LLC
By:	/s/ Kevin Kelly
	Name:	Kevin Kelly
	Title:	Managing Member

Michael Simanovsky
By:	/s/ Michael Simanovsky
	Name:	Michael Simanovsky